Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

June 21, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sonia Bednarowski and Jessica Livingston

Re:	Plutus Financial Group Limited Amendment No. 1 to Registration Statement on Form F-1 Filed February 23, 2024 File No. 333-276791

Dear Ms. Bednarowski and Ms. Livingston:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated March 5, 2024, commenting on Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed February 23, 2024 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. We note your revised disclosure that “[t]he validity of the Ordinary Shares to be offered by the Selling Stockholders and other certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels.” Please have counsel revise Exhibit 5.1 to provide the legality opinion for the ordinary shares offered by the Selling Stockholders. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

Response: In response to this comment, the Commission’s attention is directed to paragraph 4 of the opinion letter in Exhibit 5.1, where Harney Westwood & Riegels opines that “The Sale Shares offered by the Selling Stockholders are allotted and issued and fully paid and non-assessable, and there will be no further obligation of the holders of any of the Sale Shares to make any further payment to the Company in respect of such Sale Shares.”

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

June 21, 2024

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.